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April 25, 2011

VIA EDGAR

Mr. Jeffrey Foor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               ING Investors Trust (File Nos. 811-05629; 033-23512)

Dear Mr. Foor,

This letter responds to comments provided to Corey F. Rose on April 22, 2011 in connection with a proxy statement (the “Proxy Statement”) that was filed on April 8, 2011 by ING Investors Trust (the “Registrant”) on behalf of its series, ING Clarion Global Real Estate Portfolio and ING Clarion Real Estate Portfolio (each a “Portfolio” and, collectively, the “Portfolios”).  Set forth below are comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission and the Registrant’s responses.  Unless otherwise noted, defined terms have the same meaning as in the Proxy Statement.

Proposals One and Two

1.               Comment:  With respect to the factors considered by the Board in connection with recommending shareholder approval of Proposals One and Two in the Proxy Statement, please indicate in EDGAR correspondence whether the Portfolios’ respective investment advisers intend to rely on the safe harbor contained in Section 15(f) of the Investment Company Act of 1940, as amended (“1940 Act”), and, if so, please indicate whether at least 75% of the Trustees of the Registrant are, and whether the advisers intend that at least 75% of the Trustees of the Registrant will continue to be for a period of three years from the date of the Transaction, interested persons of either adviser.

Response:  The Portfolios’ respective investment advisers intend to rely on the safe harbor contained in Section 15(f).  Currently, at least 75% of the Board of the Registrant is comprised of individuals who are not interested persons of either adviser.  The advisers intend to take all reasonable and appropriate actions within their power to ensure that at least 75% of the persons on the Board of the Registrant continue to not be interested persons of the respective advisers for a period of at least three years from the date of the Transaction.

2.               Comment:  Please confirm in EDGAR correspondence that modifications were made in this Proxy to respond to comments of the Staff on the preliminary proxy statement filed on March 18, 2011, by ING Equity Trust and ING Mutual Funds on behalf of ING Real Estate Fund, a series of ING Equity Trust, and ING Global Real Estate Fund and ING International Real Estate Fund, series of ING Mutual Funds.

Response:  The Registrant confirms that modifications were made to the Proxy Statement in response to comments on the Staff to the preliminary proxy statement referenced above filed by ING Equity Trust and ING Mutual Funds.

Proposal Three

3.               Comment:  On page 30 of the Proxy Statement, in the Section entitled, “How would the Proposed Advisory Agreement affect ING Clarion Real Estate Portfolio’s expense structure?”, please revise the disclosure to indicate more specifically which expense limitation arrangements are assumed to be in place, and which are not, in the sentence, “Without this expense limitation agreement, the net expense ratio of each class of ING Clarion Real Estate Portfolio would be an annual rate of approximately 1.44%, 0.84%, 1.09% and 0.87% for Class ADV, Class I, Class S and Class S2, respectively.”

Response:  The Registrant has revised the disclosure as requested.

4.               Comment:  Pursuant to Item 22(a)(3)(iv) to Schedule 14A, please provide the Expense Example tables as prescribed by Form N-1A for the ING Clarion Real Estate Portfolio, assuming both the current arrangements and after the implementation of Proposal Three, if approved by shareholders.

Response:  The Registrant has revised the disclosure as requested.

5.               Comment:  In the second paragraph of footnote 4 to the Annual Portfolio Operating Expenses table in the Section entitled “Comparison of Current Fees and Pro Forma Fees,” please clarify the limits under which the adviser would be permitted to recoup expenses.  Specifically, please indicate whether recoupment would be limited to the expense limitations in place at the time of the expense limitation or limited to the expense limitations in place at the time of recoupment.

Response:  Currently, it is the policy of Directed Services LLC (“DSL”), the investment adviser to ING Clarion Real Estate Portfolio, that if higher expense limits were implemented in the future, DSL’s right to recoupment would be limited to the amount that would be permitted had the current expense limitations remained in place.  However, the Registrant believes that the disclosure in the Proxy Statement is adequate and consistent with the disclosure in the Registrant’s prospectuses.  Therefore, the Registrant has determined not to revise the disclosure as requested.

6.               Comment:  Pursuant to Item 22(c)(11) of Schedule 14A, please revise Proposal Three to indicate whether the Board relied upon comparisons of the services to be rendered and the amounts to be paid under the Proposed Advisory Agreement with those of other advisory contracts, and, if so, describe the comparisons that were relied on and how they assisted the Board in its considerations.

Response:  The Registrant has revised the disclosure as requested.

7.               Comment:  Instruction 1 to Item 22(c)(11) of Schedule 14A indicates that, with respect to disclosure regarding a board’s considerations in connection with the approval of an advisory contract, “[c]onclusory statements or a list of factors will not be considered sufficient disclosure.”  In the “What factors were considered by the Board?” Section on

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pages 33 and 34 of the Proxy Statement, please revise the factors as necessary to conform with this requirement.

Response:  The Registrant has revised the disclosure as requested.

8.               Comment:  Pursuant to Item 22(c)(11) of Schedule 14A, please revise Proposal Three to indicate whether the Board considered the extent to which the fee levels under the Proposed Advisory Agreement reflect economies of scale for the benefit of shareholders of ING Clarion Real Estate Portfolio.

Response:  The Registrant has revised the disclosure as requested.

Generally

9.               Comment: Please provide the required Tandy letter along with your response.

Response: The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 704.339.3164.

Regards,

/s/ Corey F. Rose
Corey F. Rose
Associate
Dechert LLP

Attachments

cc:                                 Huey P. Falgout, Jr., Esq.
ING Funds

Paul Caldarelli, Esq.
ING Funds

Kristen Freeman, Esq.
ING Funds

Jeffrey S. Puretz, Esq.
Dechert LLP

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Attachment A

April 25, 2011

VIA EDGAR

Mr. Jeffrey Foor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               ING Investors Trust (File Nos. 811-05629; 033-23512)

Dear Mr. Foor:

ING Investors Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the comments of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”), or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the Commission and if the Commission subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING Funds

Attachments

cc:                                 Jeffrey S. Puretz, Esq.
Dechert LLP